Joel I. Papernik | 212 692 6774 | jipapernik@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

January 27, 2014

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jeffrey P. Riedler, Assistant Director

Re:	NephroGenex, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed January 10, 2014 File No.: 333-193023

Ladies and Gentlemen:

We are submitting this letter on behalf of NephroGenex, Inc. (the “Company”) in response to a comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated January 22, 2014 (the “Comment Letter”) from Jeffrey P. Riedler, Assistant Director, to Pierre Legault, the Company’s Chief Executive Officer, relating to the above-referenced Amendment No. 1 to the registration statement on Form S-1 of the Company filed with the Commission on January 10, 2014 (“Amendment No. 1”). Amendment No. 1 was subsequently amended by the filing of Amendment No. 2 to the registration statement on Form S-1, which was filed with the Commission on January 17, 2014 (as amended, the “Registration Statement”).

For convenient reference, we have set forth below in italics the Staff’s comment set forth in the Comment Letter and have keyed the Company’s response to the numbering of the comment and the heading used in the Comment Letter. The response is based on information provided to Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. by representatives of the Company.

Notes to Financial Statements

Note E – Stockholder’s Deficiency Warrant 1 and 2, pages F-14 and F-33

1. We acknowledge your response to prior comment 3.

•	It does not appear that a Black-Scholes valuation model is appropriate for Warrant 2 as that model does not appear to take into account (a) the right of the Series A preferred stock to convert into common stock at any time and (b) the Series A preferred stock liquidation preference of twice the issuance price plus accrued and unpaid dividends. If you continue to believe it is appropriate, please tell us why.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that it believes the use of the Black-Scholes valuation technique used at December 31, 2012 and 2011 was appropriate based on the nature of the method used to value the underlying Series A preferred stock. Specifically, the Series A preferred stock price was estimated using a Probability-Weighted Expected Return Model (“PWERM”) model. The PWERM model factored in the Series A preferred stock liquidation preference, the accrued and unpaid dividends, and the possible conversion into common stock in estimating the value of the Series A preferred stock. Once these factors were considered using scenario analysis, an estimated term for Warrant 2 was calculated based on the probability-weighted possible investment return scenarios (liquidation event) used in the PWERM model. Determining a probability weighted estimated term allowed the use of a fixed option pricing model such as Black-Scholes. As discussed in our response to the Staff’s second point, the Company changed its method of determining fair value for Warrant 2 at September 30, 2013 based on a refinement of the PWERM model that allowed determination of both the value of the Series A preferred stock and Warrant 2. Concurrent with the change to a PWERM model that measured the value of both the instruments, the Company recalculated the value of Warrant 2 using the PWERM methodology for comparison to the value calculated as of September 30, 2011 using a Black-Scholes model. Based on this comparison, the value of Warrant 2 calculated using the PWERM model was not significantly different than the value calculated using Black-Scholes.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. United States Securities and Exchange Commission January 27, 2014 Page 2

•	Please tell us why you believe it is appropriate to use the PWERM method to value Warrant 2 and what new or additional information became available to support a change to this methodology.

Response: In response to the Staff’s comment, the Company respectfully advises that it believes the PWERM model is generally a more appropriate model given the nature of the Company in 2013. Specifically, valuation theory generally holds that the PWERM model is appropriate to use when valuing equity structures that comprise multiple different types of securities (including warrants) when the time to a liquidity event is short, making the range of possible future outcomes relatively easy to predict.

For earlier-stage companies, it is possible to use a variant of the PWERM that focuses on the exit values on a per-share basis relative to the latest financing round. As this approach to evaluating different outcomes may limit the full distribution of possible outcomes, and therefore may not capture the optionality of the payoffs to certain securities in the capital structure, a Black-Scholes valuation technique was used for the September 30, 2011 Warrant 2 valuation to capture this optionality.

As discussed in the Registration Statement, in 2013, the Company received positive information from the FDA and a new end point to its Phase 3 trial, an end point the Company believed it could meet. With this positive information, the Company began preparing for a registration statement with the Commission and moving forward with the Company’s original goal of commercialization, in the third and fourth quarter of 2013. Given these decisions, the Company refined its PWERM methodology to value both the Series A preferred stock and Warrant 2 at September 30, 2013 because more specific possible future outcomes were able to be developed and the PWERM model was therefore able to better capture the optionality of Warrant 2.

•	With respect to the PWERM method, please provide further support for why you selected the discount rates (55%, which was the high end of the range, and 30%) you used.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that subsequent to the issuance of its December 31, 2009 financial statements, the Company scaled back its operations in 2010 and was evaluating the potential options available to the Company going forward, including the sale of the Company or a partnership with other entities.

This was the result of negative information surrounding the Company’s potential products from a Phase 2b trial that did not meet its end point, which caused the Company to consider its possible strategic options, including liquidation. The Company estimated its stage of enterprise development as of September 30, 2011, based on venture capital benchmarks, at Stage 2 to Stage 3 or expansion stage. Various studies of venture capital rates of return or discount rates show that investors generally require rates of returns between 30% and 50% for companies in the second stage or “expansion” stage. These factors were considered in selecting the discount rate (55%) as of September 30, 2011 to be utilized in the PWERM method. The Company chose slightly above the higher end of the range in September 2011 because of the continued negative FDA results and unfavorable IPO and stock market attention for entities in the biotechnology industry.

This environment continued until April 2013, when the Company received positive information from the FDA and a new end point to its Phase 3 trial. Further, market interest in biotechnology entities improved in the latter part of 2013 at the same time an overall more favorable IPO market appeared. Given these positives, the Company began the process of searching for and hiring key executives with extensive experience in the biotechnology sector and taking a company public and hiring an underwriter for an IPO. Based on these factors, the Company estimated its stage of enterprise development as of September 30, 2013, once again considering the venture capital benchmarks, at Stage 4 to Stage 5 or Bridge/IPO stage. Various studies of venture capital rates of return or discount rates show that investors generally require rates of returns between 20% and 35% for companies in the Bridge/IPO stage. These factors were considered in selecting the discount rate (30%) as of September 30, 2013 to be utilized in the PWERM method. The Company chose the midpoint in this range because of the positive factors discussed previously.

* * * * *

When appropriate, the Company will provide a written request for acceleration of the effective date of the Registration Statement and will include the requested “Tandy” language therein. The Company and the underwriters are aware of their respective obligations under Rules 460 and 461 regarding requesting acceleration of the effectiveness of the Registration Statement.

We hope that the above response will be acceptable to the Staff. Please do not hesitate to contact me at 212-692-6774 or jipapernik@mintz.com with any comments or questions regarding the Registration Statement and this letter. We thank you for your time and attention.

Sincerely,
/s/ Joel I. Papernik
Joel I. Papernik

cc:	Securities and Exchange Commission
Jeffrey Riedler, Assistant Director
Ibolya Ignat
Jim Rosenberg
Austin Stephenson
Daniel Greenspan

NephroGenex, Inc.
Pierre Legault, Chief Executive Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
Kenneth R. Koch, Esq.
Daniel Bagliebter, Esq.

Reed Smith LLP
Yvan-Claude Pierre, Esq.
William Haddad, Esq.